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                                                                    EXHIBIT 99.1

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                            ------------------------

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR


               [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM  ...................... TO  .....................

COMMISSION FILE NUMBER  ........................................................

                        RELIANCE SAVINGS INCENTIVE PLAN
                                 THREE PARKWAY
                        PHILADELPHIA, PENNSYLVANIA 19102
                      (FULL TITLE AND ADDRESS OF THE PLAN)

                         RELIANCE GROUP HOLDINGS, INC.
                               PARK AVENUE PLAZA
                              55 EAST 52ND STREET
                            NEW YORK, NEW YORK 10055
      (NAME AND ADDRESS OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

--------------------------------------------------------------------------------
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
INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Benefit Plans Committee and Participants of
Reliance Savings Incentive Plan
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for plan benefits of the Reliance Savings Incentive Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of: (1) assets held for investment purposes as of December 31, 1999, and (2) reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material aspects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 16, 2000

                        RELIANCE SAVINGS INCENTIVE PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998


                                                                    1999            1998
                                                                ------------    ------------
Assets:
Investments (See Note G).....................................   $228,976,976    $233,811,930
Receivables:
  Employer contributions.....................................      5,316,563       2,750,772
  Dividends and interest.....................................        496,933         411,951
                                                                ------------    ------------
     Total receivables.......................................      5,813,496       3,162,723
                                                                ------------    ------------
     Total assets............................................    234,790,472     236,974,653
                                                                ------------    ------------
Net assets available for plan benefits.......................   $234,790,472    $236,974,653
                                                                ============    ============


                       See notes to financial statements.

                        RELIANCE SAVINGS INCENTIVE PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997


                                                                       1999            1998            1997
                                                                   ------------    ------------    ------------
Additions:
  Additions to net assets attributed to:
     Investment income:
       Net appreciation (depreciation) in fair value
          of investments (see Notes K and L)....................   $(22,293,536)   $ 26,223,271    $ 53,868,150
       Interest and dividends...................................     13,692,765      10,065,608      10,672,156
                                                                   ------------    ------------    ------------
                                                                     (8,600,771)     36,288,879      64,540,306
                                                                   ------------    ------------    ------------
     Contributions:
       Employee.................................................     18,566,685      17,271,754      21,114,406
       Employer (net of forfeitures applied)....................      5,171,957       5,042,522       7,777,977
                                                                   ------------    ------------    ------------
                                                                     23,738,642      22,314,276      28,892,383
                                                                   ------------    ------------    ------------
     Participant loan repayment--interest.......................        400,140         427,316         489,704
                                                                   ------------    ------------    ------------
       Total additions..........................................     15,538,011      59,030,471      93,922,393
                                                                   ------------    ------------    ------------
Deductions:
  Deductions from net assets attributed to:
     Withdrawals and terminations...............................     17,722,192      19,309,570      16,298,399
     Distribution to LandAmerica Financial Group, Inc. profit
       sharing plan.............................................             --      80,920,307              --
                                                                   ------------    ------------    ------------
       Total deductions.........................................     17,722,192     100,229,877      16,298,399
                                                                   ------------    ------------    ------------
       Net increase (decrease)..................................     (2,184,181)    (41,199,406)     77,623,994
                                                                   ------------    ------------    ------------
Net assets available for benefits:
  Beginning of year.............................................    236,974,653     278,174,059     200,550,065
                                                                   ------------    ------------    ------------
  End of year...................................................   $234,790,472    $236,974,653    $278,174,059
                                                                   ============    ============    ============



                       See notes to financial statements.

                        RELIANCE SAVINGS INCENTIVE PLAN

                         NOTES TO FINANCIAL STATEMENTS

A. ACCOUNTING PRINCIPLES

     The financial statements of the Reliance Savings Incentive Plan (the "Plan") are presented on the accrual basis of accounting. Such statements include informed estimates and judgements of management for those transactions that are not yet complete or for when the ultimate effects cannot be precisely anticipated. Actual results may differ from these estimates. Investments are carried at fair value as determined by the applicable trustee. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable. Brokerage commissions, and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. All other costs and expenses of the Plan are paid by Reliance Insurance Company and participating affiliates.

     In 1999, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters" ("SOP"). The SOP changes certain disclosure requirements including the elimination of by-fund disclosures. Prior year financial statements have been reclassified to conform to the SOP.

B. PLAN DESCRIPTION


     The following is not intended to be a complete description of the Plan. Participants should refer to the Plan documents for a complete description of the Plan. The original effective date of the Plan was July 1, 1967 and the Plan was last amended effective June 1, 2000. The Plan is a defined contribution plan designed to allow eligible employees of Reliance Group Holdings, Inc. and participating affiliates (each an "Employer") to save for their retirement. Employees, upon completion of twelve months employment during which they have worked a minimum of 1,000 hours, are eligible to join the Plan.


     During the first quarter 1998, Reliance Insurance Company sold Commonwealth Land Title Insurance Company, CRS Financial Services, Inc. and Commonwealth Relocation Services, Inc., ("Title Companies") to LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation). At the completion of this transaction, the Title Companies ceased to be participating affiliates under the Plan. Employees of the Title Companies who were employed on the date of closing (February 27, 1998) became fully vested in their company contribution accounts. In addition, in connection with the sale, the accounts of such employees were transferred to a profit sharing plan maintained by LandAmerica Financial Group, Inc. The amounts transferred were $46,551,571 in cash and 1,845,470 shares of Reliance Group Holdings, Inc. Common Stock.

     An eligible employee who participates in the Plan (a "member" or "participant") may elect to have their salary reduced each pay period in an amount from 1% to 15% of their base salary, and their Employer will make a salary reduction contribution to the Plan on their behalf in the amount by which their base salary was reduced. Additional limitations may be imposed under the Plan on the amount of salary reduction contributions and after-tax savings contributions that may be elected by highly compensated members, in order to comply with certain non-discrimination requirements of the Internal Revenue Code ("IRC"). The annual limit on salary reduction contributions by a member is determined from time to time by the Benefit Plans Committee (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986). The 1999 and 1998 plan year limit was $10,000. The 1997 plan year limit was $9,500. The 2000 plan year limit is $10,500.


     Any member may elect to make after-tax savings contributions to the Plan by authorizing payroll deductions of 1% to 15% of their base salary for each payroll period. However, the amount a member may elect to contribute for a pay period as savings contributions may not exceed 20% of their base salary less the amount being contributed by them as salary reduction contributions. Members are not required to make salary reduction contributions before they can make savings contributions.


     Under the loan feature of the Plan, eligible participants may generally borrow up to a maximum of 50% of their vested account balance (less any outstanding loan balance), or $50,000, whichever is less. Loans cannot be made against the Employer and Employee Common Stock Funds, but these funds can be considered for the purpose of determining the maximum loan amount. The term of the loan cannot be more than five years.

                        RELIANCE SAVINGS INCENTIVE PLAN

B. PLAN DESCRIPTION--(CONTINUED)

However, a loan to be used for the purchase of a principal residence may have a term up to 10 years. Loans will be repaid to the participant's account through payroll deductions together with interest fixed at the time of the loan at the prime rate plus one percentage point.

     The number of employees that were active participants of the Plan as of December 31, 1999 and 1998 was 3,809 and 3,650, respectively.




During 1999, the Plan was amended to reflect the following changes:


            Contribution Percentage Changes:


            The maximum contribution limit for salary reduction contributions for non-highly compensated employees was increased from 10% to 15% of base salary. The maximum limit for after-tax contributions remains 15%. However, the maximum contribution limit for non-highly compensated employees for after-tax contributions when added to a participant's salary reduction contributions was increased from 15% to 20%.


            Quarterly Transfers to the Common Stock Fund:

            Participants are now permitted to transfer all or part of the company matching contribution balance in the Managed Income Fund to the Common Stock Fund during four quarterly window periods.

            Automatic Transfer to After-Tax Contributions:

            Contributions exceeding the IRS limit for pre-tax contributions will automatically be treated as after-tax matched contributions unless the participant notifies the Plan within 30 days of reaching the IRS limit.

            Annuity Payment Option Eliminated:


            Participants joining the Plan on or after January 1, 1999 will no longer be able to elect an annuity distribution upon retirement or termination. The participant will instead receive their balance in a lump-sum payment.



     Effective May 1, 1997, the Plan was amended to reflect the following changes:



            Payroll Contribution Percentage Changes:


            Participants will no longer be restricted to one change in their contribution percentage per quarter. Participants will be allowed to make one change per payroll period. Such changes will be effective as of the earliest practicable subsequent payroll period.

            Voluntary Suspensions:

            There is no longer a six-month minimum suspension period if a participant voluntarily suspends or withdraws after-tax contributions. A participant may voluntarily suspend after-tax contributions for less than six months, if desired.

            Distributions:

            A participant receiving a lump sum distribution of a vested account balance due to termination of employment is now permitted to request an in-kind transfer, in a direct rollover, of his account balance that is invested in mutual funds managed by Fidelity Management and Research Company to an individual account with Fidelity Retail Investor Services or Fidelity Brokerage Services Inc.

            Investment Options:

            Participants will have the choice of additional investment options (see Note F for a description of options available).

                        RELIANCE SAVINGS INCENTIVE PLAN

C. ADMINISTRATION OF THE PLAN

     The Plan is administered by the Benefit Plans Committee (the "Committee") which has fiduciary responsibility for general operation of the Plan and has the power to interpret provisions of the Plan. Members of the Committee are appointed by the Board of Directors of Reliance Insurance Company for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service as such, and Reliance Insurance Company indemnifies such members to the extent determined by its Board of Directors.

     Fidelity Management and Trust Company ("Fidelity") is trustee of all funds of the Plan, except for the Common Stock Fund, whose trustee is CTC Illinois Trust Company. Fidelity also acts as investment manager with respect to the assets of the Managed Income Fund.

     Although Reliance Insurance Company expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, all benefits become fully vested and nonforfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

D. EMPLOYER MATCHING CONTRIBUTIONS

     Each Employer will make an annual matching contribution to a separate "Incentive Account" with respect to the salary reduction and/or savings contributions of each member employed by it, subject to a limit of 5% of the member's base salary in any pay period. For every dollar a member contributes to the Plan (not exceeding a total of 5% of base salary in any pay period) and does not withdraw before the close of the Plan year, the Employer will make a contribution of $.60.


     Matching contributions for any Plan year generally must be made no later than March 5 of the next following Plan year. In order to be entitled to the Employer matching contribution for a Plan Year, a member must be (i) employed by the Employer on the last day of the Plan Year, (ii) on an authorized leave of absence, or (iii) entitled to receive a distribution of his account on account of his retirement, death or disability (provided that, with respect to periods before November 1, 1998, he has not elected to receive an early distribution of his accounts).



     Employer matching contributions, which may be made with Reliance Group Holdings, Inc. ("RGH") Common Stock, will be invested in the Common Stock Fund or the Managed Income Fund or a combination thereof as determined by the Board of Directors of Reliance Insurance Company or a committee thereof. Prior to the making of Employer matching contributions for each such Plan year, the Board of Directors or committee thereof will make a one-time determination regarding the investment of the Employer matching contributions for such Plan year. The Employer matching contributions for each of the Plan years 1997 through 1999 were invested in the Common Stock Fund with the exception of the 1997 match related to the title companies which was invested in the Retirement Government Money Market Fund.


     After the close of any Plan year, an Employer may, in its sole discretion, make a supplemental matching contribution. For every dollar its employees contributed to the Plan during the Plan year (not exceeding 5% of base salary in any pay period), the Employers made supplemental matching contributions in cash or RGH Common Stock. For the year ended December 31, 1997, Commonwealth Land Title Insurance Company, CRS Financial Services, Inc., and Commonwealth Relocation Services, Inc. each made a supplemental contribution of $.75. No supplemental contributions were made during 1998 or 1999.

E. VESTING

     The rights of a member to savings contributions made by him and salary reduction contributions made by his Employer on his behalf, and any earnings thereon, are at all times fully vested and nonforfeitable. Matching contributions, and any earnings thereon, become vested based on such member's years of vesting service. A member earns one year of vesting service for each Plan year in which such member completes at least 1,000 hours of service.

                        RELIANCE SAVINGS INCENTIVE PLAN

E. VESTING--(CONTINUED)

     Participating employees become vested under the following schedule:

                                                                    VESTED
                                                                 PERCENTAGE OF
                                                                 THE MEMBER'S
YEARS OF VESTING SERVICE                                       INCENTIVE ACCOUNT
------------------------------------------------------------   -----------------
less than 2.................................................            0%
2 but less than 3...........................................           20%
3 but less than 4...........................................           40%
4 but less than 5...........................................           60%
5 but less than 6...........................................           80%
6 or more...................................................          100%

F. INVESTMENT OPTIONS

     Salary reduction, savings and rollover contributions were invested in accordance with the direction of the members in one or more of the following funds:

          (a) Growth and Income Fund. The assets of the Growth and Income Fund, including earnings thereon, are invested through shares of the Fidelity Growth and Income Portfolio primarily in domestic and foreign common stocks as well as preferred stocks, warrants, convertible securities and bonds. The Growth and Income Fund's objective is to provide high total returns through a combination of current income and capital appreciation. The value of this fund will fluctuate with market conditions.

          (b) Intermediate Bond Fund. The assets of the Intermediate Bond Fund, including earnings thereon, are invested through shares of the Fidelity Intermediate Bond Fund in U.S. and foreign investment-grade debt securities, including corporate or U.S. government issues. The average portfolio maturity range is from three to ten years. The Intermediate Bond Fund's primary objective is a high level of current income. The value of this fund will fluctuate with changes in interest rates and other market conditions.

          (c) Magellan Fund. The assets of the Magellan Fund, including earnings thereon, are invested through shares of the Fidelity Magellan Fund in domestic and foreign common stocks and other securities which are convertible into common stock and in put and call options and futures contracts with respect to the foregoing securities. The Magellan Fund's primary objective is to provide long-term capital appreciation with current income being incidental. The value of this fund will fluctuate with market conditions.

          (d) Managed Income Fund. The assets of the Managed Income Fund, including earnings thereon, are invested through units of the Fidelity Managed Income Portfolio primarily in a portfolio of short-term and long-term conventional and synthetic investment contracts, which contracts have maturities at the time of issuance of between one to seven years. Generally, investment contracts are with insurance companies, banks and other financial institutions and contain provisions for repayment of principal plus interest at a specified annual rate for a specified period. Synthetic investment contracts simulate the terms of conventional investment contracts and generally consist of debt obligations, such as mortgage-backed and asset-backed securities, in conjunction with a book value, benefit-responsive contract arrangement with a third party, usually an insurance company, bank or brokerage firm. The Managed Income Fund is a commingled pool managed by the Fidelity Trustee. The Managed Income Fund's objectives are to seek preservation of capital and a competitive level of income over time. The Managed Income Fund will seek to maintain a stable net asset value of $1.00 per unit but there is no guarantee that the unit value will not change.

          (e) Retirement Government Money Market Fund. The assets of the Retirement Government Money Market Fund, including earnings thereon, are invested through shares of the Fidelity Retirement Government Money Market Portfolio only in U.S. government securities and repurchase agreements for these securities. The fund may enter into reverse repurchase agreements. The Retirement Government

                        RELIANCE SAVINGS INCENTIVE PLAN

F. INVESTMENT OPTIONS--(CONTINUED)

     Money Market Fund's primary objective is to obtain as high a level of current income as is consistent with the preservation of principal and liquidity. The value of this fund will fluctuate with changes in interest rates and other market conditions.

          (f) Spartan U.S. Equity Index Fund. The assets of the Spartan U.S. Equity Index Fund, including earnings thereon, are invested through shares of the Fidelity Spartan U.S. Equity Index Fund, primarily in equity securities of the companies that make up the Standard & Poor's Index of 500 Stocks. The Spartan U.S. Equity Index Fund's primary objective is to provide a total return which corresponds to the total return of such index. The value of this fund will fluctuate with market conditions.

          (g) Emerging Growth Fund. The assets of the Emerging Growth Fund, including earnings thereon, are invested through shares of the PBHG Emerging Growth Fund in the common stocks of micro and small-sized U.S. growth companies. Such companies generally have market capitalization or annual revenues of up to $500 million. The Emerging Growth Fund's primary objective is to provide long-term capital appreciation. The value of this fund will fluctuate with market conditions.

          (h) Growth Fund. The assets of the Growth Fund, including earnings thereon, are invested through shares of the PBHG Growth Fund, primarily in common stock, and convertible securities of small and medium-sized U.S. companies. Such companies generally have market capitalization or annual revenues of up to $2 billion. The Growth Fund's primary objective is to provide capital appreciation. The value of this fund will fluctuate with market conditions.

          (i) Capital and Income Fund. The assets of the Capital and Income Fund, including earnings thereon, are invested through shares of the Fidelity Capital and Income Fund, in a combination of stocks and bonds with an emphasis on lower quality debt securities. The fund may be subject to more abrupt price changes because it invests in these lower quality, less well-known securities. Sales of shares within one year of purchase are subject to a 1.5% redemption fee. The Capital and Income Fund's primary objective is a high level of current income and capital growth. The value of this fund will fluctuate with changes in interest rates and other market conditions.

          (j) Diversified International Fund. The assets of the Diversified International Fund, including earnings thereon, are invested through shares of the Fidelity Diversified International Fund in stocks of companies located outside the U.S. which are undervalued compared to industry norms within their countries. The Diversified International Fund's primary objective is to provide long-term capital growth. The value of this fund will fluctuate with market conditions.

          (k) Freedom Income Fund. The assets of the Freedom Income Fund, including earnings thereon, are invested through shares of the Fidelity Freedom Income Fund, which is invested approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds and approximately 40% in Fidelity money market mutual funds. The Freedom Income Fund's primary objective is to provide high current income. A secondary objective is to provide capital appreciation for those individuals already in retirement. The value of this fund will fluctuate with changes in interest rates and other market conditions.

          (l) Freedom 2000 Fund. The assets of the Freedom 2000 Fund, including earnings thereon, are invested through shares of the Fidelity Freedom 2000 Fund. The Freedom 2000 Fund's primary objective is to provide high total returns for individuals planning to retire in or around the year 2000. The fund is currently invested approximately 41% in Fidelity stock mutual funds, approximately 44% in Fidelity bond mutual funds and approximately 15% in Fidelity money market mutual funds. The fund will seek to gradually become more conservative over time. The value of this fund will fluctuate with changes in interest rates and other market conditions.

          (m) Freedom 2010 Fund. The assets of the Freedom 2010 Fund, including earnings thereon, are invested through shares of the Fidelity Freedom 2010 Fund. The Freedom 2010 Fund's primary objective is to provide high total returns for individuals planning to retire in or around the year 2010. The fund is

                        RELIANCE SAVINGS INCENTIVE PLAN

F. INVESTMENT OPTIONS--(CONTINUED)

     currently invested approximately 65% in Fidelity stock mutual funds, approximately 33% in Fidelity bond mutual funds, and approximately 2% in Fidelity money market mutual funds. The fund will seek to gradually become more conservative over time. The value of this fund will fluctuate with market conditions.

          (n) Freedom 2020 Fund. The assets of the Freedom 2020 Fund, including earnings thereon, are invested through shares of the Fidelity Freedom 2020 Fund. The Freedom 2020 Fund's primary objective is to provide high total returns for individuals planning to retire in or around the year 2020. The fund is currently invested approximately 80% in Fidelity stock mutual funds and approximately 20% in Fidelity bond mutual funds. The fund will seek to gradually become more conservative over time. The value of this fund will fluctuate with market conditions.

          (o) Freedom 2030 Fund. The assets of the Freedom 2030 Fund, including earnings thereon, are invested through shares of the Fidelity Freedom 2030 Fund. The Freedom 2030 Fund's primary objective is to provide high total returns for individuals planning to retire in or around the year 2030. The fund is currently invested approximately 84% in Fidelity stock mutual funds and approximately 16% in Fidelity bond mutual funds. The fund will seek to gradually become more conservative over time. The value of this fund will fluctuate with market conditions.

          (p) Common Stock Fund. The assets of the Common Stock Fund, including earnings thereon, are invested in RGH Common Stock purchased by the applicable Trustee or contributed by the Employers, with the portion of the fund not invested in Common Stock invested primarily in cash and short term investments. The applicable Trustee purchases RGH Common Stock at prevailing market prices in the open market, in privately negotiated transactions or directly from RGH. The applicable Trustee retains the RGH Common Stock in this fund regardless of market fluctuations, and, in the normal course of business, the applicable Trustee sells such stock only to meet administrative and distribution requirements of the Plan. The value of this fund will fluctuate based on the market price of RGH Common Stock.

     During the 1997 plan year, the Common Stock Fund was converted from "share" accounting to "unit" accounting. As a unitized stock fund, the Common Stock Fund holds shares of RGH Common Stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund. At December 31, 1999 and 1998, the Common Stock Fund had 7,260,739 and 5,827,134 units, respectively, valued at $6.56 and $11.89 per unit, respectively.

     The selection of investment options, which may be done in increments of 10% in any one of the above mentioned funds, pursuant to the Plan, with the exception of Employer matching contributions, is the sole responsibility of each member. Neither the Trustees nor the Employer shall have any responsibility to select investment options or to advise members in selecting their investment options. Subject to applicable provisions of law, each member assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan.

G. INVESTMENTS

     Investments that represent more than 5% of the net assets available for plan benefits as of December 31, 1999 and 1998 were as follows:

                                                                               1999           1998
                                                                            -----------    -----------
Employee Growth and Income Fund..........................................   $78,268,753    $77,716,709
Employee Magellan Fund...................................................    45,388,881     31,939,876
Employee Managed Income Fund.............................................    18,505,740     19,217,301
Employer Common Stock Fund*..............................................    31,092,363     56,742,948

------------------
* nonparticipant-directed investment

                        RELIANCE SAVINGS INCENTIVE PLAN

H. NONPARTICIPANT-DIRECTED INVESTMENTS

     The Employer Common Stock Fund is a nonparticipant-directed investment. The net assets and significant components of the changes in net assets relating to the Employer Common Stock Fund is as follows:

                                                                     1999           1998
                                                                  -----------    -----------
Net Assets:
  Reliance Group Holdings, Inc. Common Stock...................   $31,092,363    $56,742,948
  Other investments............................................            --         40,601
  Contributions receivable--employer...........................     5,316,563      2,750,772
  Dividends and interest receivable............................       383,863        339,642
                                                                  -----------    -----------
                                                                  $36,792,789    $59,873,963
                                                                  ===========    ===========


                                                     1999            1998            1997
                                                 ------------    ------------    ------------
Changes in Net Assets:
  Contributions (net of forfeitures applied)..   $  5,188,131    $  5,042,522    $  4,501,555
  Interest and dividends......................      1,434,544       1,491,297       1,818,966
  Net appreciation (depreciation).............    (27,703,648)      1,066,929      29,181,074
  Participant loan repayment..................         11,396          14,201          10,687
Withdrawals and terminations..................     (2,011,597)     (4,847,614)     (4,437,280)
Distribution to LandAmerica Financial Group,
  Inc. profit sharing plan....................             --     (29,927,566)             --
                                                 ------------    ------------    ------------
                                                 $(23,081,174)   $(27,160,231)   $ 31,075,002
                                                 ============    ============    ============


I. WITHDRAWALS

     The number of withdrawals is not limited with respect to amounts attributable to the plan member's savings contributions; however, the minimum withdrawal permitted is $500 (or the full value of the member's applicable account, if less).

     All amounts attributable to savings contributions must be withdrawn prior to any hardship withdrawal of amounts attributable to Employer matching contributions or salary reduction contributions.

     The Plan's hardship withdrawal rules comply with the Internal Revenue Code of 1986. In order to make a hardship withdrawal, a Plan member must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all retirement plans maintained by the Employer. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a member is generally suspended from making salary reduction contributions and savings contributions to the Plan (and all other deferred compensation plans maintained by the Employer) for one year and an additional limitation is imposed on the amount of salary reduction contributions that can be made by the member for the calendar year following the year of the hardship withdrawal.

J. FEDERAL TAX CONSIDERATIONS

     a. Status of Plan

     The Internal Revenue Service has issued a determination letter dated August 28, 1996, ruling that the Plan and related trust are designed in accordance with applicable sections of the IRC. According to the Plan administrator, the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                        RELIANCE SAVINGS INCENTIVE PLAN

     b. Impact on Plan Participants

     Matching contributions and salary reduction contributions, as well as earnings on all Plan assets, are generally not subject to federal income tax until distributed because the Plan is tax-qualified.

     Savings contributions are treated as having been received by the member as part of current compensation, and such amounts are taxable as ordinary income prior to payment into the Plan. Because a member's savings contributions are made from income which is taxed to such member when earned, an amount equal to such contributions is not taxable when distributed to him. The excess of a member's account values over his savings contributions is generally taxable income to such member only when distributed.

K. UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

     Investments are carried at fair value as determined by the Trustee. The net unrealized appreciation (depreciation) of investments included in Net Assets Available For Plan Benefits is as follows:

                                                               COMMON        ALL OTHER      COMBINED
                                                             STOCK FUNDS       FUNDS          FUNDS
                                                             -----------    -----------    -----------
Balance at January 1, 1999................................   $30,133,195    $39,938,305    $70,071,500
  Change for the Year.....................................   (32,525,346)     3,390,149    (29,135,197)
                                                             -----------    -----------    -----------
Balance at December 31, 1999..............................   $(2,392,151)   $43,328,454    $40,936,303
                                                             ===========    ===========    ===========
Balance at January 1, 1998................................   $53,184,182    $30,368,097    $83,552,279
  Change for the Year.....................................   (23,050,987)     9,570,208    (13,480,779)
                                                             -----------    -----------    -----------
Balance at December 31, 1998..............................   $30,133,195    $39,938,305    $70,071,500
                                                             ===========    ===========    ===========
Balance at January 1, 1997................................   $20,903,448    $14,155,358    $35,058,806
  Change for the Year.....................................    32,280,734     16,212,739     48,493,473
                                                             -----------    -----------    -----------
Balance at December 31, 1997..............................   $53,184,182    $30,368,097    $83,552,279
                                                             ===========    ===========    ===========

L. REALIZED GAINS

     Net realized gains on the disposition of investments were computed as follows:

                                                              COMMON        ALL OTHER       COMBINED
                                                            STOCK FUNDS       FUNDS          FUNDS
                                                            -----------    -----------    ------------
Year Ended December 31, 1999
  Amount Realized........................................   $ 2,170,058    $47,907,184    $ 50,077,242
  Cost...................................................     2,214,642     41,020,939      43,235,581
                                                            -----------    -----------    ------------
  Net Realized Gain......................................   $   (44,584)   $ 6,886,245    $  6,841,661
                                                            ===========    ===========    ============
Year Ended December 31, 1998
  Amount Realized........................................   $39,762,241    $98,548,743    $138,310,984
  Cost...................................................    14,912,581     83,694,353      98,606,934
                                                            -----------    -----------    ------------
  Net Realized Gain......................................   $24,849,660    $14,854,390    $ 39,704,050
                                                            ===========    ===========    ============
Year Ended December 31, 1997
  Amount Realized........................................   $ 5,237,829    $35,940,212    $ 41,178,041
  Cost...................................................     2,839,409     32,963,955      35,803,364
                                                            -----------    -----------    ------------
  Net Realized Gain......................................   $ 2,398,420    $ 2,976,257    $  5,374,677
                                                            ===========    ===========    ============

                        RELIANCE SAVINGS INCENTIVE PLAN

M. EMPLOYER AND EMPLOYEE CONTRIBUTIONS

     Amounts contributed, net of forfeitures, to the Plan by participating employers and employees for Plan years 1997 through 1999 were as follows:

                                                                1999           1998           1997
                                                             -----------    -----------    -----------
Employer Contributions:
  Reliance Insurance Company..............................   $ 4,925,842    $ 4,803,793    $ 4,277,148
  Reliance Group Holdings, Inc............................       246,115        238,729        227,435
  Commonwealth Land Title Insurance Company...............            --             --      3,273,394
                                                             -----------    -----------    -----------
     Total................................................   $ 5,171,957    $ 5,042,522    $ 7,777,977
                                                             ===========    ===========    ===========


                                                                1999           1998           1997
                                                             -----------    -----------    -----------
Employee Contributions:
  Reliance Insurance Company..............................   $17,891,268    $15,708,125    $14,602,745
  Reliance Group Holdings, Inc............................       675,417        595,333        576,348
  Commonwealth Land Title Insurance Company...............            --        968,296      5,935,313
                                                             -----------    -----------    -----------
     Total................................................   $18,566,685    $17,271,754    $21,114,406
                                                             ===========    ===========    ===========

N. SUBSEQUENT EVENTS

     On May 26, 2000, Reliance Group Holdings, Inc. (the "Company") and Leucadia National Corporation ("Leucadia") announced that they have entered into a definitive agreement for the acquisition of the Company by Leucadia. Under the terms of the proposed transaction, the Company's shareholders will receive common stock of Leucadia in exchange for the Company's common stock. The transaction is expected to be tax-free to the Company's shareholders. The boards of directors of both the Company and Leucadia have approved the transaction. Consummation is subject to a number of terms and conditions, including various required regulatory approvals, the approval of the Company's shareholders and satisfactory completion of Leucadia's due diligence review of the Company's business and operations.


     On May 31, 2000, the Company completed the sale of its surety and fidelity operation ("Surety") to Travelers Casualty and Surety Company ("Travelers"). Employees of Surety who were denoted as transferred employees (as defined) on the date of closing will become fully vested in their company contribution accounts. Special provisions will apply to any outstanding loans of such transferred employees under the Plan. In addition, matching contributions will be made for such employees with respect to the period from January 1, 2000 through May 31, 2000.

                        RELIANCE SAVINGS INCENTIVE PLAN

      SCHEDULE H, ITEM 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999

                                                                      NUMBER OF
                                                                        SHARES          COST         FAIR VALUE
                                                                      ----------    ------------    ------------
Employee Growth and Income Fund
  Fidelity Growth and Income Portfolio.............................    1,659,643    $ 52,014,638    $ 78,268,753
Employee Intermediate Bond Fund
  Fidelity Intermediate Bond Fund..................................      939,098       9,619,288       9,165,599
Employee Magellan Fund
  Fidelity Magellan Fund...........................................      332,203      32,432,367      45,388,881
Employee Managed Income Fund
  Fidelity Managed Income Portfolio................................   18,505,740      18,505,740      18,505,740
Employee Retirement Government Money Market Fund
  Fidelity Retirement Government Money Market Portfolio............    3,511,130       3,511,130       3,511,130
Employee Spartan U.S. Equity Index Fund
  Fidelity Spartan U.S. Equity Index Portfolio.....................      160,691       6,548,314       8,370,384
Employee Emerging Growth Fund
  PBHG Emerging Growth Fund........................................       37,190         897,776       1,273,742
Employee Growth Fund
  PBHG Growth Fund.................................................       55,558       1,689,388       2,632,338
Employee Capital & Income Fund
  Fidelity Capital & Income Fund...................................      121,567       1,193,996       1,129,354
Employee Diversified International Fund
  Fidelity Diversified International Fund..........................      113,478       2,173,407       2,907,298
Employee Freedom Income Fund
  Fidelity Freedom Income Fund.....................................       57,051         621,016         646,393
Employee Freedom 2000 Fund
  Fidelity Freedom 2000 Fund.......................................      118,074       1,410,016       1,533,783
Employee Freedom 2010 Fund
  Fidelity Freedom 2010 Fund.......................................       99,359       1,260,046       1,477,467
Employee Freedom 2020 Fund
  Fidelity Freedom 2020 Fund.......................................       96,402       1,319,154       1,579,058
Employee Freedom 2030 Fund
  Fidelity Freedom 2030 Fund.......................................       47,349         664,448         799,258
Employee Common Stock Fund
  Fidelity Cash and Other Assets...................................      468,007         468,007         468,007
  Reliance Group Holdings, Inc.* Common Stock......................    1,533,694      10,842,031      10,256,581
                                                                                    ------------    ------------
     Total Employee Common Stock Fund..............................                   11,310,038      10,724,588
Employer Common Stock Fund
  Reliance Group Holdings, Inc.* Common Stock......................    4,732,953      32,899,064      31,092,363
                                                                                    ------------    ------------
     Total Employer Common Stock Fund..............................                   32,899,064      31,092,363
Employer Managed Income Fund
  Fidelity Managed Income Portfolio................................    5,661,773       5,661,773       5,661,773
Loan Fund
  Participant Loan Fund (Rates of interest charged range from
    9% to 10%).....................................................                    4,309,074       4,309,074
                                                                                    ------------    ------------
     Total Investments.............................................                 $188,040,673    $228,976,976
                                                                                    ============    ============

------------------------
* Indicates party-in-interest to the Plan

                        RELIANCE SAVINGS INCENTIVE PLAN

            SCHEDULE H, ITEM 4J--SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

                            INVESTMENTS PURCHASED                             INVESTMENTS MATURED/SOLD
                     ------------------------------------  ---------------------------------------------------------------
                     NUMBER OF   TRANSACTION               NUMBER OF    TRANSACTION
                      SHARES       DATE          COST        SHARES       DATE        PROCEEDS       COST         GAIN
                     ---------   -----------  -----------  ----------   -----------  -----------  -----------  -----------

Common Stock
  Fund-Units........ 1,930,563     Various     12,215,450    303,782      Various      2,170,058    2,214,642      (44,584)

Fidelity Magellan
  Fund..............  115,277      Various     14,686,597     47,433      Various      7,231,203    6,004,975    1,226,228

Fidelity Growth and
  Income Fund.......  306,497      Various     14,103,241    342,245      Various     21,220,022   15,860,771    5,359,251

Fidelity Managed
  Income Fund....... 7,283,977     Various      7,283,977  8,674,154      Various      8,674,154    8,674,154           --

     Under the provisions of ERISA, transactions or the aggregate of transactions involving the same security which exceed five percent of the current value of net assets at the beginning of the Plan year are included in this Schedule of Reportable Transactions.

                                   SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE BENEFIT PLANS COMMITTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                         RELIANCE SAVINGS INCENTIVE PLAN

                                         BY:        /S/ BRUCE L. SOKOLOFF
                                            ------------------------------------
                                                     BRUCE L. SOKOLOFF
                                             CHAIRMAN, BENEFIT PLANS COMMITTEE

Date: June 23, 2000